December 18, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Effie Simpson and Melissa Raminpour

Re:     Gannett Co., Inc.
Form 10-Q for the fiscal quarter ended September 30, 2020
Filed November 3, 2020
File No. 001-36097

Gannett Co., Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed March 2, 2020
File No. 001-36097

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated November 23, 2020 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2020 filed on November 3, 2020 and the annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 2, 2020. For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Note 13. Commitments, contingencies and other matters, page 22

1.     In your disclosure for environment contingencies, you disclose a settlement was reached with the EPA in 2016 and the final costs cannot be determined until the investigation is complete, a determination is made on whether any remediation is necessary, and contributions from other PRPs are finalized. Pursuant to ASC 450-20-50, revise future filings to disclose an estimate of the reasonably possible loss or range of loss in addition to any amounts accrued or a statement that such an estimate cannot be made.

Response:

We acknowledge the Staff’s comment and have considered the guidance in ASC 450-20-50 in disclosing the EPA environmental contingency. We are currently unable to estimate the loss or range of losses in connection with this contingency due to the factors disclosed. In response to the Staff’s

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2020

comment, we will explicitly state in future filings that such estimate cannot be made until such time as we can reasonably estimate the extent of the loss.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.     Please revise your disclosures in future filings to quantify the change and the reasons for the change if more than one factor is involved, in order for an investor to discern the relative contribution of each of the multiple components cited to the total change, and avoid using terms such as "primarily" or "partially offset" unless the other factors are not material. For example, you indicated that the increase in publishing and marketing solutions revenues primarily due to acquisition-related revenues, including revenue contributed by Legacy Gannett, partially offset by the impacts of COVID-19. Please revise future filings to quantify material changes attributed to factors other than your acquisition of Legacy Gannett, such as the impact of the COVID-19 pandemic or changes in your legacy operations.

Additionally, include an analysis of the known material trends, events, demands, commitments and uncertainties, such as changes in consumer preferences. For example, we note that digital advertising and marketing services revenues for the nine months ended September 30, 2020 were 23% of total revenues as compared to 11% for the nine months ended September 30, 2019.

Please refer to SEC Release Nos. 33-6835 and 33-8350 and CF Disclosure Topic 9 for
further guidance. As part of your response, please provide us with an example of the disclosure to be included in future filings.

Response:

We acknowledge the Staff’s comment and have considered the guidance in SEC Release Nos. 33-6835 and 33-8350 and CF Disclosure Topic 9. In evaluating the Staff’s guidance, we acknowledge the need to provide material factors impacting our results of operations, specifically those outside of the acquisition of Legacy Gannett. We will adjust future filings to provide quantitative changes in revenue by type in a tabular format and focus subsequent disclosure on further quantification and discussion of drivers and trends as appropriate and practicable. The COVID-19 pandemic has meaningfully impacted our results of operations, which we have disclosed in the management’s discussion and analysis section of our Form 10-Q. However, it is not possible to precisely isolate the impacts of the pandemic from those resulting from secular declines impacting our industry. The Company is currently in the process of integrating and consolidating the underlying operational systems responsible for both subscriber as well as advertising revenue. Following these integrations, the Company will be able to provide, as appropriate, additional quantification regarding the drivers of period over period revenue fluctuations.

Discussions around material changes in expenses will be expanded to enhance visibility into key drivers, including more robust qualitative disclosure around cost containment initiatives and other drivers and quantification of these drivers as appropriate and practicable. The Company is currently in the process of consolidating its financial systems across both legacy organizations. Following the completion of this system consolidation during 2021, the Company will be able to provide, as appropriate, additional quantification of period over period variances.

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2020

As requested, we respectfully submit an example of revised future disclosure for the Staff’s review. This example reflects an updated view of our publishing segment results of operations for the three and nine months ended September 30, 2020.

We also note the Staff’s comment regarding material trends and the referenced example around changes in our percentage of revenue attributable to digital advertising and marketing services. As part of our Form 10-K for the year ended December 31, 2020, we plan to add a section to our MD&A which will focus on the underlying trends in our business including the secular decline in the newspaper industry and the corresponding impact on print advertising and print circulation, the increasing significance of digital advertising and marketing services to the Company’s revenue base, and the Company’s ongoing focus on digital circulation.

3.     In your Form 10-K, you provide various types of subscriber data such as paid circulation volume, average daily print readership, digitally activated subscribers. Revise to include relevant subscriber metrics for the periods presented to illustrate volume trends in your revenues. Please refer to the metrics guidance set forth in SEC Release No. 33-10751.

Response:

We acknowledge the Staff’s comment and have considered the guidance in SEC Release No. 33-10751. We understand the importance of providing meaningful information that helps the users of our financial statements better understand key drivers for changes in our results of operations. We will revise future 10-Q and 10-K filings to include key performance indicators and metrics that management feels would be material to investors’ understanding of our results.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 110

4.     We note your disclosure in the first paragraph that your principal executive officer and your principal financial officers concluded that, with the exception of the material weakness, your disclosure controls and procedures were effective as of the end of the period covered by this annual report. In Sections II.D and E of SEC Release 33-8238, the
Commission recognizes that there is substantial overlap between internal controls over financial reporting and disclosure controls and procedures. Accordingly, please note that this type of qualification of your conclusion with respect to disclosure controls and procedures is not allowed. Please amend your Form 10-K to correct this statement and conclude your disclosure controls and procedures were not effective. Alternatively, based on your facts and circumstances (i.e., the proximity to the end of fiscal 2020 and your conclusion in your most recent Form 10-Q that disclosure controls and procedures were not effective), you may choose to include a statement in your Form 10-K for 2020 that the prior conclusion in your Form 2019 10-K was incorrect and should have been not effective.

Response:

We acknowledge the Staff’s comment and have considered Sections II.D and E of SEC Release 33-8238 as it relates to the overlap between internal controls over financial reporting and disclosure controls and procedures. Based on the proximity to the end of fiscal 2020 and our conclusion in our most

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2020

recent Form 10-Q that disclosure controls and procedures were not effective, we have chosen to include a statement in our Form 10-K for 2020 that the prior conclusion in our 2019 Form 10-K was incorrect and should have been not effective.

5.     Please file revised certifications that include paragraphs 4 and 5 if you amend your Item
307 of Regulation S-K disclosures in the 2019 Form 10-K.

Response:

We acknowledge the Staff’s comment and we have chosen to include a statement in our 2020 Form 10-K that the prior conclusion in our 2019 Form 10-K was incorrect and should have been not effective. As such, revised certifications for the 2019 Form 10-K will not be filed.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours,
/s/ Douglas E. Horne
Douglas E. Horne Senior Vice President, Chief Financial Officer

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